

Mail Stop 3720

November 29, 2016

James Peters
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63,
Benton Harbor, MI 49022

      Re: Whirlpool Corporation
            Form 8-K Dated July 22, 2016
            File No. 1-03932

Dear Mr. Peters:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Terry French for

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications